Exhibit 99.1

NEWS RELEASE

EDGE FUND ADVISORS ENTER INTO JOINT VENTURE WITH BROOKFIELD PROPERTIES AT 1625 EYE ST., NW IN WASHINGTON, DC

NEW YORK, December 30, 2009 – Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that it has entered into a joint venture partnership with Edge Fund Advisors on the 1625 Eye St., NW office property in Washington, DC. In joining the venture, Edge Fund – a Washington, DC-based real estate investment advisor and asset management firm acting on behalf of HSBC Alternative Investments Limited and an exclusive syndicate of HSBC Private Banking Clients – will assume a 90% common membership interest in the building by contributing $203.4 million, or $587 per leasable square foot.   Brookfield will maintain a 10% common membership interest as well as a preferred interest in the venture, and will retain property management and leasing responsibilities at the building.

“This joint venture allows Brookfield to realize an attractive return on investment and increase our liquidity profile,” said Ric Clark, CEO of Brookfield Properties. “The ability to maintain an ownership and management interest in what we believe to be one of the finest commercial properties in Washington, DC is a key facet to the partnership with Edge Fund.”

Brookfield Properties acquired the 12-story, 385,000-square-foot office building in 2003, soon after its completion. The company increased the occupancy level at the property from 51% at the time of acquisition to its current level of 100%. Just two blocks from the White House in the heart of Washington DC’s central business district, 1625 Eye St., NW contains 370,000 square feet of office space, 15,000 square feet of retail space and a below-grade parking garage. The property is known as home to restaurant BLT Steak, for its illuminated 160-foot campanile extending above the roof, and for a roofdeck which offers panoramic views of the DC skyline.

“The property fits our strategy of investing in high-quality, stable office buildings in prime locations with credit-worthy tenants,” said Mark Keller, CEO of Edge Fund Advisors. “We are very pleased to be working with Brookfield Properties, which we consider to be one of the premier real estate companies in the world.”

In a separate transaction also completed today, Brookfield Properties sold One Bethesda Center, a 170,000-square-foot building  in Bethesda, MD, to JBG Associates, LLC. The two transactions generated approximately $103 million in net proceeds for Brookfield Properties.

Brookfield owns, operates and manages 30 commercial properties in metro Washington, DC, totaling 7.4 million square feet.

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Brookfield Properties Profile
Brookfield Properties owns, develops and manages premier office properties. Its current portfolio is comprised of interests in 108 properties totaling 75 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa, making it one of the largest owners of commercial real estate in North America. Landmark assets include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldproperties.com.

Contact: Melissa Coley, Vice President, Investor Relations and Communications
Tel: 212.417.7215; Email: melissa.coley@brookfieldproperties.com

Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Accordingly, the company cannot give any assurance that its expectations will in fact occur and cautions that actual results may differ materially from those in the forward-looking statements.  Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include, but are not limited to, general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants' financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company's accounting policies and on period-to-period comparisons of financial results, including changes in accounting policies to be adopted under International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States, including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks,” and in the company’s annual report under the heading “Management’s Discussion and Analysis.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.